

Mail Stop 4546

June 22, 2017

Kinney L. McGraw
Chairman and President
McGraw Conglomerate Corporation
711 Berkshire Court
Downers Grove, IL 60516

      Re: **McGraw Conglomerate Corporation**
                    Amendment No. 1 to
                    Offering Statement on Form 1-A
                    Filed May 25, 2017
                    File No. 024-10657

Dear Mr. McGraw:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2017 letter.

Part I
Item 2. Issuer Eligibility

1.   Based on your disclosures and response to prior comment 1 concerning your business plan, we cannot agree that you presently satisfy the Rule 251(b)(3) eligibility requirement. Accordingly, please revise to identify targeted entities or, alternatively, withdraw the Form 1-A.

2.   With reference to comment 1 above, if you are unable to revise the Form 1-A to identify targeted entities, Regulation A is unavailable to you as an exemption from registration. Accordingly, you may not solicit interest from potential investors pursuant to Regulation A and should remove any Regulation A solicitation of interest materials from your

company website and from the funding page available at:
https://investment.mcgrawusa.com/ and all other Regulation A solicitation of interest
materials located elsewhere (e.g., on YouTube at: https://www.youtube.com/watch?v=ag-
vAHKjTtI) until such time as you satisfy the eligibility requirements of Rule 251(b)(3).
If, however, you are able to identify targeted entities in response to comment 1 above,
please confirm that all Regulation A solicitation of interest materials, including materials
on the funding page and any video presentation(s) used prior to qualification of the
offering, will satisfy the requirements of Rule 255(b) and that revised solicitation of
interest materials will comply with Rule 255(d).

3. We refer to the "Invest Now" link contained on your funding page. Please tell us
whether to date you have accepted any investor money or accepted offers to buy your
securities. Also, confirm that this "Invest Now" link, and any similar links containing
statements contradictory to Rule 255(b)(1) through (3), will not be included with your
pre-qualification solicitation materials and other communications.

4. We note that your video presentation appears to contain statements inconsistent with
information contained in your Offering Circular. For instance, we note the following:
- Multiple statements on the video presentation indicate that investor money will "go to
work immediately in multiple businesses," and that the company "will be well-
diversified"; however, your disclosure on page 34 of the Offering Circular indicates
that if you achieve the $500,000 offering minimum, then you will invest only in a
single construction company; and
- Your video presentation indicates that "every dollar" invested will go into a variety of
businesses; however, your disclosure on page 34 of the Offering Circular indicates
that up to 20% of offering proceeds could be allocated to legal fees and working
capital.

Accordingly and with reference to comment 2 above, please revise your video
presentation to remove any statements that are inconsistent with the Offering Circular.
Alternatively, explain to us how the above referenced statements are consistent and revise
the Offering Circular, as applicable.

Part II
Cover Page of Offering Circular

5. We acknowledge your revised disclosures in response to comment 2. Please add the date
of the offering circular and limit your disclosure to one page. See Part II, Item 1 of the
Form 1-A. Please also identify which disclosure format is being followed. See
subparagraph (a)(1) of Part II of Form 1-A for guidance.

6. We refer to your revised disclosure on page 3 in response to comment 3. Please also
clarify on the Offering Circular cover that you currently have no operations.

You may contact Rolf Sundwall at 202-551-3105 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Randall S. Goulding, Esq. — Securities Counselors, Inc.